Exhibit 99.37

AURINIA PHARMACEUTICALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

TO BE HELD ON

May 7, 2014

and

MANAGEMENT INFORMATION CIRCULAR

Dated April 2, 2014

AURINIA PHARMACEUTICALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the “Meeting”) of Shareholders of Aurinia Pharmaceuticals Inc. (the “Company”) will be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia on May 7, 2014, at 2:00 PM, Pacific Time, for the following purposes:

1.	To fix the number of directors at seven (7);

2.	To elect the directors for the ensuing year;

3.	To receive the financial statements of the Company for the financial year ended December 31, 2013, and the report of the auditors thereon;

4.	To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and to authorize the Audit Committee to fix the auditors’ remuneration;

5.	To consider and, if deemed appropriate, approve, with or without amendment, by ordinary resolution, the unallocated entitlements under the Company’s stock option plan; and

6.	To transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Management of the Company is soliciting proxies on the accompanying form of proxy. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting, in particular with respect to the election of the directors, are set forth in more detail in the accompanying Management Information Circular.

A copy of the Management Information Circular, a Supplemental Mailing List Reply Form, a form of proxy and a return envelope accompany this Notice of Meeting.

The board of directors (the “Board”) has determined that only holders of record of the common shares at the close of business on April 2, 2014 will be entitled to vote in respect of the items set out in this Notice of Meeting at the Meeting. The Board has also determined that 2:00 PM, Pacific Time, on May 5, 2014 as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent. Failure to properly complete or deposit a proxy may result in its invalidation.

DATED at Victoria, British Columbia, Canada, April 2, 2014.

BY ORDER OF THE BOARD

(signed) “Stephen W. Zaruby”
Stephen W. Zaruby
President and Chief Executive Officer

APPENDIX “A” – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

MANAGEMENT INFORMATION CIRCULAR

PART 1

VOTING INFORMATION

This information circular is furnished in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special meeting of shareholders of the Company (the “Meeting”), to be held at 1200 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, on May 7, 2014, at 2:00 PM, Pacific Time, for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. Except as otherwise stated, the information contained herein is given as at April 2, 2014, and all dollar amounts and references to $ or to CDN$ are to Canadian dollars, unless otherwise indicated.

1.1.	SOLICITATION OF PROXIES

The enclosed proxy is being solicited by the management of the Company and the expenses of solicitation of proxies will be borne by the Company. The solicitation will be made primarily by mail; however, officers and regular employees of the Company may also solicit proxies by telephone, telecopier, electronic mail or in person.

1.2	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors or officers of the Company. Each shareholder is entitled to appoint any other person to represent him at the Meeting, and at any adjournment thereof.

A shareholder desiring to appoint another person (who need not be a shareholder) to represent him at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set forth in the form of proxy and inserting such person’s name therein or by completing another proper form of proxy and, in either case, sending the completed proxy in the enclosed reply envelope for delivery before the Meeting, or any adjournment thereof, or by depositing such proxy with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof.

A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing, or if the shareholder is a corporation, executed under its corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Company, c/o Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, at any time up to and including the close of business two business days preceding the day of the Meeting, or any adjournment thereof, or with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under the proxy’s authority.

1.3	REGISTERED SHAREHOLDERS

Holders of common shares of the Company listed as shareholders at the close of business on April 2, 2014 will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof.

1.4	NON-REGISTERED SHAREHOLDERS

The names of the shareholders whose shares are held in the name of a broker or another intermediary will not appear on the list of shareholders of the Company. If you are not a registered shareholder of the Company, in order to vote you must a) obtain the material relating to the Meeting from your broker or other intermediary; b) complete the request for voting instructions sent to you by the broker or other intermediary; and c) follow the directions of the broker or other intermediary with respect to voting procedures.

In accordance with National Instrument 54-101 adopted by the Canadian Securities Administrators (the “CSA”) entitled “Communications with Beneficial Owners of Securities of a Reporting Issuer” (“NI 54-101”), the Company is distributing copies of the material related to the Meeting to clearing agencies and intermediaries for distribution to non-registered holders. Such agencies and intermediaries must forward the material related to the Meeting to non-registered holders and often use a service company (such as Broadridge Financial Solutions in Canada) to permit you, if you are not a registered shareholder, to direct the voting of the common shares which you beneficially own. If you are a non-registered shareholder of the Company, you may revoke voting instructions which have been given to an intermediary at any time by written notice to the intermediary. If you are a non-registered shareholder of the Company, you should submit your voting instructions to your intermediary or broker in sufficient time to ensure that your votes are received, from your intermediary or broker, by Computershare Investor Services Inc. on behalf of the Company, as set forth under the heading “Appointment and Revocation of Proxies”.

Management of the Company does not intend to pay for intermediaries to forward the meeting materials to objecting beneficial owners under NI 54-101 and any such objecting beneficial holder will not receive the meeting materials unless the objecting beneficial holder’s intermediary assumes the cost of delivery.

1.5	DESCRIPTION OF THE COMPANY

The Company is organized pursuant to the provisions of the Business Corporations Act (Alberta) (the “ABCA”) and is registered extra-provincially in the Province of British Columbia pursuant to the provisions of the Business Corporations Act (British Columbia).

1.6	VOTING OF PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the directions of the shareholders appointing them.

In the absence of such directions, such common shares will be voted:

a.	FOR fixing the number of directors at seven (7);

b.	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorization of the Audit Committee to fix the auditors’ remuneration; and

c.	FOR the approval of the unallocated entitlements under the Company’s stock option plan (the “Stock Option Plan”) by way of an ordinary resolution, as set forth and described in the section entitled “Approval of the Stock Option Plan”.

For greater certainty, management proxyholders will not vote on the election of directors unless specifically instructed.

All matters to be voted upon at the Meeting will be decided by a majority of the votes cast by the shareholders entitled to vote thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

1.7	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without nominal or par value. As at April 2, 2014 there were 31,354,082 common shares issued and outstanding as fully paid and non-assessable, each carrying the right to one vote per common share. To the knowledge of the directors and officers of the Company, as at April 2, 2014, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares of the Company carrying 10% or more of the voting rights attached to all outstanding voting shares of the Company, except as follows:

Name	Number of common shares	Percentage of Class

venBio Global Strategic Fund, L.P.	5,457,522	17.41%
ILJIN Life Science Co. Ltd.	4,342,162	13.85%

PART 2

BUSINESS OF THE MEETING

2.1	ELECTION OF DIRECTORS

The Company has proposed to set the size of the board of directors (the “Board”) at seven (7). Pursuant to the subscription agreements that the Company entered into with certain investors in its recent US$52 million private placement (the “Subscription Agreements”), the Company agreed to use its commercially reasonable efforts to reduce the size of the Board to seven members within 90 days of closing of that financing. If the Company fails to do so, the Company has agreed to issue additional common share purchase warrants to such investors until such time as the Board is reduced to seven members, up to an aggregate of an additional approximately 6,600,000 common share purchase warrants. The Board recommends voting FOR this resolution.

The term of office of each of the present directors expires at the Meeting. Pursuant to an agreement with 3SBio Inc., the Company has a contractual obligation to nominate one person selected by 3SBio Inc. for election as a director. 3SBio Inc. has selected Donald Wyatt as their proposed nominee.

Pursuant to the Subscription Agreements, those investors are entitled to propose up to two individuals for election to the Board. Those investors have selected Kurt von Emster as their nominee. The investors have not provided the Company with a second nominee at this point in time.

The Company has otherwise selected Stephen Zaruby, Richard Glickman, Daniel Park, Benjamin Rovinski, Chris Kim, Michael Martin and Peter Wijngaard as its nominees.

The persons named in the enclosed form of proxy will not vote with respect to the election of directors unless specifically instructed. Each of the proposed nominees will be included on the form of proxy for election to the Board. Shareholders are cautioned to follow the instructions on the form of proxy carefully, and to only vote for 7 nominees for the election to the Board. In the event that a form of proxy includes a vote for more than 7 nominees, that form of proxy will not be counted with respect to the vote on the election of directors.

Management does not contemplate that any of the nominees will be unable to serve as a director, but, if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion, unless instructions have been received from a particular shareholder to withhold its shares from voting with respect to the election of directors.

The following table states the names of all of the persons proposed to be nominated for election as directors, their municipality, province or state and country of residence, their age, their principal occupation, their position in the Company (if any), the period during which each proposed nominee has served as a director and the number of common shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

Management makes no recommendation that shareholders vote for any of the nominees whose names are set forth below. Each or any of the individual nominees should be elected on the basis of their own merits.

If elected, each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the bylaws of the Company.

Name and Municipality of Residence	Age (at April 2, 2014)	Principal Occupation for Five Preceding Years	Office	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed

Richard Glickman Victoria, British Columbia Canada	55	Chairman of the Board - Aurinia Pharmaceuticals Inc.; Chairman of the Board - Aspreva Pharmaceuticals Inc.; Chief Executive Officer - Aspreva Pharmaceuticals Inc.; Chief Executive Officer - StressGen Pharmaceuticals Inc.	Director	Since September 20, 2013	727,588

Stephen W. Zaruby Woodinville, WA, U.S.A.	51	Chief Executive Officer of Aurinia Pharmaceuticals Inc. since November 6, 2013; prior thereto was President of ZymoGenetics Inc.; Vice President, Global Head, Hospital Surgical Business Unit at Bayer Schering Pharma AG	Director, President and Chief Executive Officer	Since November 6, 2013	—

Kurt von Emster(1) (2) Belmont, CA, U.S.A.	46	Chartered Financial Analyst, founding member of venBio Global Strategic Fund, L.P. since 2009	Director	Since February 14, 2014	—

Name and Municipality of Residence	Age (at April 2, 2014)	Principal Occupation for Five Preceding Years	Office	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed
Michael Martin Victoria, British Columbia Canada	42	2013 to present – COO, Aurinia Pharmaceuticals Inc.; prior thereto, CEO of privately-held Aurinia Pharmaceuticals Inc,; Director, Global Business Development and Licensing for Vifor Pharma; Global Marketing for Aspreva Pharmaceuticals Corporation, and Business Unit Manager, Schering-Plough Corp.	Director, Chief Operating Officer	Since September 20, 2013	638,699

Daniel Park(1) (2) Seoul, Korea	53	January 1, 2014 to present - President of ILJIN Group; Executive Vice President of ILJIN Group 2010-2013; prior thereto was Senior Vice President of ILJIN Group.	Director	Since September 20, 2013	—

Benjamin Rovinski(2) Thornhill, Ontario Canada	57	Managing Director, Lumira Capital since 2001	Director	Since September 20, 2013	—

Chris Kim Seoul, Korea	52	2008 to present – Chief Executive Officer of Lumirich Co. and ILJIN Semicon Co. of Seoul, Korea	Director	Since August 15, 2013	—

Peter Wijngaard(1) (2) Basel, Switzerland	51	February 2011 to present – Vice President, Innovation Leader Research & Development, The Medicines Company (Schweiz) GmbH, a global pharmaceutical company; prior thereto Senior Director Medical Affairs - ViroPharma Inc. and Global Alliance; Director in Transplantation at Hoffman-La Roche.	Director	Since February 18, 2011	25,100

Don Wyatt(1) Seattle, Washington, U.S.A.	47	From 2009 to present – Principle - The Wyatt Group, LLC, an intellectual property consulting firm; 2005 to 2009 – Vice President of Legal Affairs and Corporate Secretary - Cell Therapeutics, Inc., a biopharmaceutical company.	Director	Since December 7, 2011	—

Notes:

1.	Serves on the Audit Committee of the Company.
2.	Serves on the Compensation Committee of the Company.

Richard M. Glickman, L.L.D. (Hon), Chairman of the Board

Dr. Glickman presently serves as the Company’s Chairman of the Board. He previously served as the Interim Executive Chairman of the Company for the period September 20, 2013 to February 28, 2014 and as Acting Interim CEO for the period October 22, 2013 to November 5, 2013. He was a co-founder of the privately held Aurinia Pharmaceuticals Inc. which was acquired by the Company. He was a co-founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals (“Aspreva”). Prior to establishing Aspreva, Dr. Glickman was the co-founder and Chief Executive Officer of StressGen Biotechnologies Corporation. Since 2000, Dr. Glickman has served as the Chairman of the Board of Vigil Health Solutions Inc., a healthcare services company and as Chairman of the Board of Essa Pharmaceuticals Inc. Dr. Glickman was also the founder and a director of Ontario Molecular Diagnostics, a diagnostic facility that evolved into the largest molecular diagnostic laboratories in Canada. He co-founded Probtec Corporation, a rational drug design and molecular genetics firm, where he established and introduced the first licensed DNA-based forensic and paternity testing services in Canada. He has served on numerous biotechnology and community boards including roles as Chairman of Life Sciences B.C. (formerly the British Columbia Biotechnology Alliance), Director of the Canadian Genetic Disease Network, a member of the federal government’s National Biotechnology Advisory Committee, a member of the British Columbia Innovation Council and as a Director for the Vancouver Aquarium. Dr. Glickman received the Ernst & Young Entrepreneur of the Year 2004 Award for the Pacific Region Life Sciences Group and has received both Canada’s and British Columbia’s Top 40 under 40 Award for Entrepreneurs and has been the recipient of 2006 BC Biotech Leadership Award.

Daniel Park, Chairman of the Compensation Committee

Mr. Park is currently the President of ILJIN Group. He started his management career with ETEX Corp, an advanced biomaterials company focusing on products that promote bone repair and enable controlled delivery therapies in 1988. ETEX is one of the subsidiaries of ILJIN Group, and Mr. Park has since worked in numerous ILJIN Group companies including ILJIN Display Co., Ltd. and ILJIN Diamond Co., Ltd. in senior management positions. He is presently in the Planning Office of ILJIN Group which contains multiple sub companies ranging from the Jeonju Television Co., Ltd. to ILJIN Electricity Co., Ltd.

Mr. Park holds Masters of Business Administration (University of California at Los Angeles), along with a Masters and a Bachelor’s degree in Economics from Seoul National University.

Peter Wijngaard, Ph.D., Director, Chair of the Audit Committee

Dr. Peter Wijngaard is the Vice President, Innovation Leader Research & Development for The Medicines Company (Schweiz) GmbH. Prior to this he served as the Senior Director Medical Affairs at ViroPharma Incorporated, and as the Global Alliance Director, Life Cycle Leader in Transplantation, International Medical Manager in Transplantation, and Country Medical Manager Transplantation at Hoffmann-La Roche. He brings extensive experience in the areas of Global Project Leadership, Business Development, Medical Affairs, and Pharmaceutical Marketing. Dr. Wijngaard has a B.Sc. in Clinical Chemistry, and his Ph.D. in Transplantation Immunology from Utrecht University examining the immunological aspects of human heart transplantation. He conducted his Postdoctoral Fellowships at Pharmacia Diagnostics, Inselspital Bern, and Sandoz. He has published extensively in the area of transplant immunology and immunosuppression, with emphasis on the use of mycophenolate mofetil (CellCept ®). From 2005 to 2008, Dr. Wijngaard was a member of the Board of Trustees of the Roche Organ Transplant Research Foundation, which supports important and innovative clinically oriented research projects in organ transplantation. During his tenure, the Foundation managed a total of 67.5 million Swiss Francs donated by F. Hoffmann-La Roche Ltd.

Stephen W. Zaruby, President and Chief Executive Officer

Stephen Zaruby has over 20 years’ experience in the highly complex biopharmaceutical industry. Expertise has been demonstrated in the executive general management of fully-integrated biotechnology and pharmaceutical corporations in both the U.S. and Europe, with over-sight including business development, finance, product development, regulatory affairs, manufacturing, various general and administrative functions, and global commercial operations incorporating sales, marketing, and product distribution. Stephen was president of ZymoGenetics Inc., a publically-traded, Seattle-based biotechnology company, until the time of its acquisition by Bristol-Myers Squibb. Prior to this he worked within the pharmaceutical division of Bayer Healthcare for many years, holding several different positions with leadership of one of their global strategic business units as his last operational posting. Stephen remains active within the industry, with board membership in discovery-stage biotechnology companies.

Michael R. Martin, Director

Michael Martin is currently Chief Operating Officer of the Company. He was formerly CEO, director and co-founder of the privately held Aurinia Pharmaceuticals Inc. which was acquired in 2013 by the former Isotechnika Pharma Inc. In his current role with Aurinia, Mr. Martin is responsible for managing company functions such as corporate and business development, alliance management, marketing, and internal company operations. Mr. Martin is a biotech/pharmaceutical executive with over 18 years industry experience and offers a solid mix of strategic planning, marketing, commercial operations, business development, licensing and people management skills. Mr. Martin joined Aurinia from Vifor Pharma where he held the position of Director, Global Business Development & Licensing. Prior to Vifor, Mr. Martin was a key member of the business development team that saw Aspreva sold to Galenica for $915M. Upon joining Aspreva in 2004, Mr. Martin initiated the strategic launch planning process for CellCept® in “less-common” autoimmune diseases. These included such indications as pemphigus vulgaris, myasthenia gravis, and LN. Prior thereto, Mr. Martin held a variety of progressively senior commercial positions at Schering-Plough. Most recently, Mr. Martin has spent time in Europe where he was responsible for the rheumatology business unit for Remicade® in France. There, Mr. Martin had full profit and loss responsibilities and had direct responsibility for the sales team, the marketing team and the infusion access team. In addition while at Schering-Plough, Mr. Martin was the brand manager responsible for the Canadian launch of Remicade (infliximab), which ultimately became the most successful product launch in Canadian history. Mr. Martin started his career in the industry in the sales organization of Schering-Plough where he received multiple awards and recognition while rapidly progressing towards the prior mentioned roles.

Chris Kim, Ph.D., Director

Dr. Kim is currently CEO, Lumirich Co., and ILJIN Semicon Co., of Seoul, Korea dating from 2008 to present. Prior to that, from 2006 to 2008, Dr. Kim was CEO, ILJIN Display Co., Korea. From 2000 to 2006, Dr. Kim was Vice-president, Sales and Marketing at Samsung SDI Co, Korea, where he was in charge of Samsung SDI’s worldwide plasma display panel sales and marketing. During his tenure with Samsung SDI Co., Dr. Kim gained considerable commercial experience with CE related products to OEM customers including, for example, Philips Consumer Electronics, Sony, Dell, and Hewlett-Packard. From 2001 to 2005, Dr. Kim was able to increase revenue growth from approximately $0.7 million to $1.7 billion. Dr. Kim had increasing responsibilities from 1986 to 1999 while at companies including NSF Polymer Research Center, VPI, in Blacksburg, Virginia, USA; Exxon-Mobil Corp., in Rochester, NY, USA; Corning Inc., in Corning, NY, USA; Lam Research Corp., in Fremont, California, USA, and Fujitsu Inc., in San Jose, California, USA. Dr. Kim has an undergraduate science degree in chemical engineering from Seoul National University (1985) and a PhD in chemical engineering (1989) from Virginia Tech., Blacksburg, Virginia, USA. He also has more than ten technical publications, one book chapter, and numerous worldwide patents, and is fluent in three languages.

Kurt von Emster, Director

Kurt von Emster has been an institutional biotechnology and health care analyst and portfolio manager for over 20 years. Mr. von Emster is a Managing Partner of venBio. He is a member of the board of directors of Cytos AG and CymaBay Therapeutics, Inc., a former member of the board of Somaxon Pharmaceuticals Inc. (sold to Pernix Therapeutics in 2013) and Facet Biotech Corporation (sold to Abbott Laboratories in 2010), and a former board observer of Acceleron Pharma. Mr. von Emster’s investment career started in 1989 at Franklin Templeton where he founded and managed several health and biotechnology funds in the 1990s, each achieving a 5-star Morningstar ranking. In 2000, he was managing over $2B in biotech and health care funds for Franklin Templeton. In 2001, Mr. von Emster became a General Partner at MPM Capital, a leading biotechnology private equity firm, and launched the MPM BioEquities Fund, a cross over public and private biotechnology hedge fund. He was the portfolio manager of this fund from inception in 2001 until his departure in 2009. He also co-founded the MPM Biogen Idec Strategic Fund during his tenure at MPM. Mr. von Emster is located in the San Francisco office.

Benjamin Rovinski, Ph.D., Director

Dr. Benjamin Rovinski has 27 years of investment, operational, managerial and research experience in the healthcare sector. He joined Lumira Capital in 2001, where he is a Managing Director, with an investment focus on mid-to late-stage private and public life sciences companies. Prior to joining Lumira Capital, Dr. Rovinski held several senior management positions in the biotechnology sector, including 13 years at Sanofi Pasteur where he was a senior scientist and director of molecular virology. He led global R&D programs in the areas of HIV/AIDS and therapeutic cancer vaccines, bringing several of them through to clinical-stage. Dr. Rovinski received a PhD in biochemistry from McGill University in Montréal and did post-doctoral studies in molecular oncology and retrovirology at the Ontario Cancer Institute in Toronto. He obtained his undergraduate degree from Rice University in Houston. Dr. Rovinski’s current and past board roles and investment responsibilities include several private and public companies, including KAI Pharmaceuticals (acquired by Amgen); Morphotek (acquired by Eisai); Cervelo Pharmaceuticals; Health Hero Network (acquired by Bosch); Avalon Pharmaceuticals (NASDAQ: AVRX; acquired by Clinical Data, Inc.); Inovise Medical, Inc.; Protana; Signature Biosciences; and SGX Pharmaceuticals (NASDAQ: SGXP; acquired by Eli Lilly). He also serves on the board of directors of Life Sciences Ontario. Dr. Rovinski is fluent in English, French and Spanish. He has published over 25 scientific articles and reviews and is the recipient of 29 issued patents.

Donald W. Wyatt, B.S., J.D., Director

Donald Wyatt has over 20 years of experience in the pharmaceutical industry, including research and legal representation. He has worked in research in large pharmaceutical companies, as an attorney in a law firm, and as in-house patent and general legal counsel. Mr. Wyatt is founder of The Wyatt Group, a consulting firm serving companies worldwide in strategic transactions, relationships and intellectual property strategies. Donald Wyatt was appointed to the Board on December 7, 2011 as the nominee of 3SBio, Inc. pursuant to the terms of a development, distribution and license agreement among the Company and 3SBio, Inc. dated August 6, 2010.

2.1.1	Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the directors and officers of the Company, no proposed director of the Company:

(a)	is, as at the date of this proxy circular, or has been, within 10 years before the date of this proxy circular, a director, chief executive officer or chief financial officer of any company, that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer that was in effect for a period of more than 30 consecutive days; or

(b)	is, as at the date of this proxy circular, or has been within 10 years before the date of this proxy circular, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this proxy circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

2.1.2	Directors’ Attendance at Board and Committee Meetings

The following table sets forth the number of meetings held by the Board and each of its Committees during the fiscal year ended December 31, 2013, and the attendance of each director (in the case of Committees of the Board, the attendance of each member of such Committees) at those meetings.

Director	Board	Audit	Compensation
Dr. Robert Foster	15 of 15	N/A	N/A
Donald W. Wyatt	13 of 16	4 of 4	N/A
Prakash Gowd	10 of 10	3 of 3	N/A
Peter Wijngaard	16 of 16	4 of 4	3 of 3
Daniel S. Park	6 of 6	1 of 1	3 of 3
Richard Glickman	6 of 6	N/A	N/A
Michael Martin	6 of 6	N/A	N/A
Chris Kim	6 of 6	N/A	N/A
Benjamin Rovinski	6 of 6	N/A	3 of 3
Stephen W. Zaruby	2 of 2	N/A	N/A
Attendance Rate:	97%	100%	100%

2.1.3	Other Board Memberships

The following table identifies the directors of the Corporation who also act as directors for other reporting issuers.

Name	Name of Issuer	Name of Exchange of Market
Richard Glickman	Cardiome Pharma Corp.	NASDAQ: CRME; TSX: COM
Kurt von Emster	Cytos Biotechnology Ag	S.I.X. (Switzerland)
Kurt von Emster	CymaBay Therapeutics, Inc.	NASDAQ

2.1.4	Directors’ and Officers’ Insurance and Indemnity Agreements

The Company provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit is $5,000,000 the first $250,000 of certain claims being deductible and payable by the Company. The premium is $39,275 for the twelve-month term ending December 31, 2014 ($37,500 for the twelve-month term ending December 31, 2013). This premium, which has not been specifically allocated between directors as a group and officers as a group, was paid entirely by the Company. The Company has also entered into indemnity agreements with the directors and officers of the Company to provide certain indemnification to such directors and officers.

2.2	PRESENTATION OF FINANCIAL STATEMENTS AND AUDITOR’S REPORT

The audited consolidated financial statements of the Company, the report of the auditors thereon, and management’s discussion and analysis thereof for the financial year ended December 31, 2013 will be tabled at the Meeting, but the approval of the shareholders in respect thereto is not required.

2.3	AUDITORS OF THE COMPANY

The Board recommends that shareholders vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorization of the Audit Committee to fix the auditors’ remuneration. The persons named in the enclosed form of proxy intend to cast the votes to which the common shares represented by such proxy are entitled FOR the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the term expiring with the next annual meeting of shareholders, and to authorize the Audit Committee to fix their remuneration, unless otherwise directed by the shareholders appointing them. PricewaterhouseCoopers LLP were the auditors for the predecessor corporation, Isotechnika Inc., since 1996 and became the auditors for the Company on June 18, 2009.

The aggregate fees recorded for professional services rendered by PricewaterhouseCoopers LLP for the Company for the years ended December 31, 2013 and 2012, respectively, are as follows:

Fiscal year ended	2013	2012
Audit fees (for audit of the Company’s annual financial statements, and services provided in connection with statutory and regulatory filings)(1)	79,380	$24,893
Audit related fees (2)	46,725	$15,645
Tax fees (Tax compliance, tax advice and planning) (3)	5,250	$5,145
All other fees (4)	26,775	$1,260

Total fees	158,130	$46,943

Notes:

(1)	These fees include professional services provided by the external auditor for the statutory audits of the annual financial statements.
(2)	These fees relate to consulting on financial accounting and reporting standards and issues and performing review engagement services on the Company’s quarterly financial statements.
(3)	These fees include professional services for tax compliance, tax advice, tax planning and advisory service related to the preparation of corporate tax returns.
(4)	These fees include professional services regarding reporting and filing requirements related to the plan of arrangement with Aurinia Pharma Corp.

2.4	APPROVAL OF STOCK OPTION PLAN

On June 28, 2012, the shareholders passed a resolution approving the Company’s Stock Option Plan. Pursuant to the Stock Option Plan, the Company could issue stock options up to a maximum of 10% of the issued and outstanding common shares of the Company. Pursuant to the rules of the TSX Venture Exchange, because the number of options issuable pursuant to the Stock Option Plan is not fixed, the Company must obtain annual approval of the Stock Option Plan from shareholders, whereas the Company previously was listed on the Toronto Stock Exchange, which only requires approval every three years for a non-fixed plan.

The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company. A summary of the Stock Option Plan is included later in this information circular under the heading “Statement of Executive and Director Compensation – Equity Compensation Plans – Stock Option Plan”.

Shareholders will be asked to re-adopt and re-approve the Stock Option Plan at the Meeting. The following resolution will be presented to the shareholders for approval:

“BE IT RESOLVED that:

1.	the Stock Option Plan be and hereby is approved;

2.	the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan entitling all of the outstanding optionholders in aggregate to purchase up to such number of common shares of the Company as is equal to 10% of the number of common shares of the Company issued and outstanding on the applicable grant date;

3.	all unallocated entitlements and options issuable under the Stock Option Plan are hereby approved and authorized until May 7, 2015 (if the Company is listed on the TSX Venture Exchange on that date) or until May 7, 2017 (if the Company is listed on the Toronto Stock Exchange on May 7, 2015);

4.	any committee created pursuant to the Stock Option Plan is authorized to make such amendments to the Stock Option Plan from time to time as the Board may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Stock Option Plan, the shareholders; and

5.	the approval of the Stock Option Plan by the Board is hereby ratified and any one director of the Company is hereby authorized to execute any other documents as the director deems necessary to give effect to the transactions contemplated in the Stock Option Plan.”

Management of the Company recommends that shareholders vote in favour of the foregoing resolution, and the persons named in the enclosed form of proxy intend to vote FOR the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

PART 3 STATEMENT OF EXECUTIVE AND DIRECTOR COMPENSATION

COMPENSATION OF EXECUTIVES

The following compensation discussion and analysis provides information regarding all significant elements of compensation paid, awarded or otherwise provided by the Company to its Named Executive Officers (defined below). Specific information is provided for Stephen Zaruby, CEO since November 6, 2013; Richard Glickman, Acting Interim CEO from October 22, 2013 to November 6, 2013 and Executive Chairman from September 20, 2013 to December 31, 2013; Robert Foster, CEO from January 1, 2013 to October 22, 2013 and Chief Scientific Officer from October 23, 2013 to December 31, 2013; and Dennis Bourgeault, Chief Financial Officer (collectively, the “Named Executive Officers” or the “NEOs”).

The Company was in a state of transition in 2013 with the main objectives of the NEO’s being to complete the plan of Arrangement and acquisition of Aurinia Pharma Corp. and secure sufficient funding for future planned operations, including conducting a Phase 2b lupus nephritis trial. Subsequent to the completion of the plan of arrangement on September 20, 2013, the Company made changes to its executive team which culminated with the hiring of Stephen Zaruby as CEO on November 6, 2013.

Information about the compensation awarded to the Named Executive Officers can be found in the “Summary Compensation Table” and related compensation tables below.

3.1.1	Compensation Discussion and Analysis

This section explains how the executive compensation program is designed with respect to the CEO and the other executive officers. In designing the compensation program the Board has several key objectives:

•	To assist the Company in attracting and retaining talented executives

•	To align management’s interests with that of shareholders and other stakeholders

•	To motivate executives towards the creation of long term shareholder value

•	To be competitive with other companies of similar size and business

The Compensation Committee was comprised of three (3) independent directors in 2013. The members for the period January 1, 2013 to September 19, 2013 were Donald Wyatt (Chair), Dr. Peter Wijngaard and Prakash Gowd. For the period September 20, 2013 to December 31, 2013 the Compensation Committee was comprised of Daniel S. Park, who served as the Chair, Dr. Peter Wijngaard and Benjamin Rovinski. No member of the Compensation Committee was an officer or employee of the Company.

Annually, specific and measurable performance objectives are defined for each executive.

3.1.2	Managing Compensation Risk

On an annual basis, or otherwise more frequently as circumstances require, the Compensation Committee considers whether the executive compensation programs create or incentivize any inappropriate risk-taking. It is important to undertake such an analysis because it is expected that going forward annual performance-based incentives will continue to play a primary role in Named Executive Officers’ and other senior management’s compensation programs. Therefore, the Company must ensure that these incentives do not result in actions being taken that are not in the long-term interest of the Company. The compensation plan and program utilized for the hiring of the new CEO, Stephen Zaruby, in 2013 considered both short-term incentives and long-term incentives to enhance the balance between risk and reward in relation to the Company’s overall business strategy and to further discourage the taking of unnecessary or excessive risks.

a)	Base Salaries

The salary levels for the executive officers of the Company are based on the experience and expertise of each executive.

The salaries awarded to Stephen Zaruby and to Richard Glickman were based on negotiations between the individual and the Compensation Committee and were based on the experience and expertise of each executive and the needs of the Company.

The contractual monthly base salary for Dennis Bourgeault (Chief Financial Officer) was the same as the contractual monthly base salary for 2012.

The contractual monthly base salary for Robert Foster serving in the position of CEO for the period of January 1, 2013 to October 22, 2013 was based on his employment agreement entered into on March 8, 2012 which provided for a base salary of $385,000 per annum.

The base salary paid to Robert Foster as Chief Scientific Officer for the period of October 23, 2013 to December 31, 2013 was based on negotiations between the Compensation Committee and Robert Foster.

b)	Bonus Plan

The Company has implemented a bonus plan such that the CEO is eligible for a bonus based upon 70% of base salary while other executive officers are eligible for a bonus based on 30% of base salary. Annually, specific and measurable performance objectives are defined for each executive. The objectives against which the executives were evaluated include research and product development goals/milestones, execution of development and commercialization agreements, organizational development objectives and financial targets. Bonuses relating to performance in 2013 are currently under review but no determinations have been made or approved to the current date.

c)	Stock Option Plan

The Company has a Stock Option Plan which it believes helps align management and director interests with shareholders’ interests.

Chief Executive Officer

a) Base Salary

A function of the Compensation Committee is to monitor and assess Stephen Zaruby’s performance and to recommend his compensation to the Board for approval. The Board supports the principle that CEO compensation should be directly related to the overall current performance of the Company and its potential for continued future growth and set his initial compensation plan to reflect this approach.

In determining recommendations for Mr. Zaruby’s total compensation as the new CEO, the Compensation Committee considered:

•	his experience and expertise and the needs of the Company; and

•	comparison with equivalent roles within companies of a similar size and nature.

b) Bonus

The CEO is eligible, pursuant to his employment agreement, for a bonus based upon 70% of base salary. In addition he is to receive a bonus upon successful completion of a financing of $25 million or larger.

c) Option-based Awards

Mr. Zaruby is entitled to receive stock options in an amount equal to 6% of the outstanding capital stock of the Company determined as of November 6, 2013 and subject to the TSX Venture Exchange and the Company’s insider trading guidelines and the blackout provisions therein. However, no options were granted in the 2013 financial year as a result of insider trading guidelines and the blackout provisions therein. Subsequent to the year end, the Company granted Mr. Zaruby 742,200 stock options exercisable at $3.50 per common share for a term of ten (10) years.

3.1.3	Anti-Hedging Protection

The Company has a written code of business conduct (the “Code”) for its directors, officers and employees, which is filed on the Company’s website at www.auriniapharma.com. The Code requires that all employees act at all times in full compliance with all laws applicable to the business of the Company. The Board implemented a written anti-hedging policy for all employees, directors and senior officers of the Company on March 8, 2012. This policy specifically prohibits a director or NEO from purchasing financial instruments designed to hedge or offset a decrease in market value of any common shares granted as compensation or held, directly or indirectly, by the NEO or director.

3.1.4	Summary Compensation Table

The following table details the compensation information for each of the Company’s three most recently completed financial years for the Named Executive Officers.

Name and principal position	Year	Salary ($)		Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(2) ($)		Total compensation ($)
						Annual incentive plans	Long- term incentive plans

Stephen Zaruby Chief Executive Officer from November 6, 2013
	2013	88,564	(3)	—	—	—	—	—	—		88,564
	2012	—		—	—	—	—	—	—		—
	2011	—		—	—	—	—	—	—		—

Robert Foster Chief Executive Officer until October 22, 2013; Chief Scientific Officer from October 22, 2013
	2013	362,048		—	—	—	—	—	807,960	(4)	1,170,008
	2012	325,614	(5)	—	101,322	36,000	—	—	—		462,936
	2011	300,000		—	62,930	—	—	—	—		362,930

Richard Glickman Acting Chief Executive Officer from October 22 to November 5, 2013 and Executive Chairman from September 20, 2013 to December 31, 2013	2013	—		—	—	—	—	—	100,000	(6)	100,000
	2012	—		—	—	—	—	—	—		—
	2011	—		—	—	—	—	—	—		—

Dennis Bourgeault Chief Financial Officer	2013	170,000		—	—	—	—	—	—		170,000
	2012	177,500		—	50,661	9,000	—	—	—		237,161
	2011	200,000		—	32,058	—	—	—	—		232,058

Notes:

1.	The fair value of options granted to Named Executive Officers was estimated at the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

For the years ended December 31,	2013	2012	2011
Expected annual volatility	—	97.6%	100.3%
Expected life	—	4.52 years	3.75 years
Risk-free interest rate	—	1.26%	1.61%
Dividend yield	—	0.0%	0.0%

The Company based its determination of expected volatility on the historical market volatility of its shares.

2.	The total amount of other annual compensation including perquisites for any Named Executive Officer on an aggregate basis, generally including group insurance benefits, does not exceed the lesser of $50,000 and 10% of their annual cash compensation except as indicated by note (4).
3.	Stephen Zaruby’s remuneration in paid in US dollars which is converted into Canadian dollars at the average quarterly rate.
4.	All other compensation is composed of: (i) severance of $770,000, of which $385,000 was paid during the year and $385,000 was accrued as severance payable at December 31, 2013; (ii) employee benefits of $17,960 and (iii) accrued vacation paid of $20,000.
5.	Robert Foster’s base salary reflected a voluntary reduction in his salary to 70% of his contractual base salary for the period August 16, 2012 to December 31, 2012.
6.	Fees earned for acting as Executive Chairman for the period September 1, 2013 to December 31, 2013.

3.1.5	Narrative Discussion of Compensation

The following is a summary of the management contracts for each of the executive officers of the Company:

Stephen Zaruby, President and CEO

On November 6, 2013, Mr. Zaruby entered into an employment agreement with the Company for the position of President and CEO. The agreement provides that Mr. Zaruby will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary of US$490,000, Mr. Zaruby is eligible to receive a cash bonus with a target payment of 70% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Mr. Zaruby is also entitled to receive a one-time cash bonus upon the Company successfully completing an equity financing raising aggregate proceeds of at least USD$25 million. Mr. Zaruby is entitled to receive stock options in an amount equal to 6% of the outstanding capital stock of the Company determined as of November 6, 2013 and subject to the TSX Venture Exchange and the Company’s insider trading guidelines and the blackout provisions therein. One-fifth (1/5th) of the options will vest immediately, while 1/36th of the balance of the options will vest at the end of each of the first thirty-six (36) months of his employment. In addition, Mr. Zaruby is entitled to participate in the Company’s benefits program and to vacation of six (6) weeks per year.

Dennis Bourgeault, Chief Financial Officer

Mr. Bourgeault entered into a new employment agreement for an indeterminate term, effective June 19, 2009, respecting his employment as an executive of the Company, replacing the previous employment contract entered into on January 1, 2006, as amended on April 30, 2008. The agreement provides that the Executive shall devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary of $200,000, Mr. Bourgeault is entitled to participate in the Company’s benefits program and is eligible to receive a cash bonus and option bonus based upon the achievement of certain performance goals as the Board may establish from time to time and ratified by the Board for each calendar year in accordance with the bonus plan.

Mr. Bourgeault is also entitled to receive a retention incentive, granted to him in 2012, whereby he shall each receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company, provided that he is employed by or a consultant to the Company or one of its subsidiaries at the time such amount is payable. Should he cease to be employed by or cease to be a consultant to the Company or one of its subsidiaries, payment obligation to him shall cease. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, he will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, provided that he is serving as an executive officer of the Company at the time of the transaction. Should his employment be terminated without just and sufficient “cause” as set forth in his employment agreement, he will be entitled to receive the royalty licensing revenues he would have been entitled to receive had his employment not been terminated.

Mr. Bourgeault agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Terminated Executive

Dr. Robert Foster

On March 9, 2012 Dr. Foster entered into a new employment agreement with the Company for a term ending on December 31, 2015 respecting his employment as the Chief Executive Officer and as a director of the Company (the “CEO Employment Agreement”), replacing the previous employment agreement entered into on January 1, 2006, as amended on April 30, 2008, which agreement had expired December 31, 2009. Dr. Foster had no formal employment agreement from January 1, 2010 to March 8, 2012. In addition to base salary, Dr. Foster was entitled to participate in the Company’s benefits program and was eligible to receive a cash bonus and option bonus based upon the achievement of certain performance goals as the Board may establish from time to time and ratified by the Board for each calendar year in accordance with the bonus plan.

On October 21, 2013, Dr. Foster’s employment agreement as President and Chief Executive Officer of the Company was terminated without cause. Pursuant to the CEO Employment Agreement, Dr. Foster was entitled to a cash payment in an amount (in addition to salary, benefits or other sums due to him through the termination date) equal to two times his annualized base salary then in effect. This resulted in Dr. Foster receiving a severance payment of $770,000.

Concurrently with the termination of the CEO Employment Agreement, Dr. Foster entered into a new Employment Agreement with the Company respecting his employment as the Chief Scientific Officer of the Company for a term ending on December 31, 2014 (the “CSO Employment Agreement”). In addition to his base salary of $260,000 per annum, Dr. Foster was entitled to participate in the Company’s benefits program and was eligible to receive a cash bonus and option bonus based upon the achievement of certain performance goals as the Board may establish from time to time and ratified by the Board for each calendar year in accordance with the bonus plan. Pursuant to the CSO Employment Agreement, Dr. Foster was granted 150,000 stock options to be priced and issued as soon as securities regulations permitted.

Pursuant to the CSO Employment Agreement, if Dr. Foster’s employment was terminated by the Company without cause, the Company would provide him with a consulting contract for up to three (3) years on an “as needed” basis, with the proviso that he would be entitled to retain vested stock options during this period so long as such retention of options complies with securities regulations. However, in the event that Dr. Foster’s employment was terminated by the Company without cause within the first twelve (12) months of the CSO Employment Agreement, he would not be entitled to any severance compensation other than that provided by law.

On February 14, 2014, Dr. Foster’s CSO Employment Agreement was terminated by the Company without cause and as a result, pursuant to the terms of the CSO Employment Agreement, Dr. Foster did not receive any severance amount related to the CSO Employment Agreement. Concurrently with the termination of the CSO Employment Agreement on February 14, 2014, the Company signed a consulting services agreement with Dr. Foster for a term of three (3) years in accordance with the provisions of the CSO Employment Agreement. On February 18, 2014, the Company granted to Dr. Foster, as a consultant, 150,000 stock options exercisable at a price of $3.50 per share for a term of ten (10) years.

Effective 2012, Dr. Foster was entitled to receive 2% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then he will be entitled to receive 0.3% of the value attributable to voclosporin in the transaction. As his employment was terminated without just and sufficient “cause” as set forth in his CSO Employment Agreement, he is entitled to receive the royalty licensing revenues he would have been entitled to receive had his employment not been terminated.

3.1.6	Incentive Plan Awards

a)	Outstanding Share-Based Awards and Option Based Awards

The following table indicates for each of the Named Executive Officers all awards outstanding at the end of the 2013 financial year and reflects consolidation of common shares on a 50:1 basis.

Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Stephen W. Zaruby	—		—	—	—	—	—	—
Richard Glickman	—		—	—	—	—	—	—
Robert Foster	15,000	(1)	7.50	June 23, 2014	—	—	—	—
	20,000	(2)	7.00	August 3, 2016	—	—	—	—
	40,000	(3)	3.50	December 11, 2022	16,800	—	—	—
Dennis Bourgeault	7,500	(1)	7.50	June 23, 2014	—	—	—	—
	10,000	(2)	7.00	August 3, 2016	—	—	—	—
	20,000	(3)	3.50	December 11, 2022	8,400	—	—	—

Notes:

1.	These options were granted on June 23, 2009 and vest on the following basis:

(a)	One-third of the granted options vested in accordance with the following percentages:

(i)	Forty percent immediately;

(ii)	Thirty percent on June 23, 2010;

(iii)	Thirty percent on June 23, 2011.

(b)	Two-thirds of the granted options in percentages based on performance criteria, as determined by the Board, for each individual Named Executive Officer.

2.	These options were granted on August 3, 2011 and vest on the following basis:

(a)	One-half of the granted options vested in accordance with the following percentages:

(i)	Fifty percent on December 31, 2011;

(ii)	Fifty percent on December 31, 2012.

(b)	One-half of the granted options in percentages based on performance criteria, as determined by the Board, for each individual Named Executive Officer.

3.	These options were granted on December 11, 2012 and vested on the following basis:

(a)	One-third on December 31, 2012;

(b)	One-third on May 31, 2013;

(c)	One-third on November 30, 2013.

b)	Value Vested or Earned on Incentive Plan Awards During the Most Recently Completed Fiscal Year

The following table indicates for each of the Named Executive Officers the value on vesting of all awards during the 2013 financial year.

Name	Option-based Awards
	Number of Securities Underlying Options Vested(1)(2) (#)	Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Stephen W. Zaruby	—	—	—	—
Dennis Bourgeault	13,333	—	—	—
Robert Foster	26,666	—	—	—
Richard Glickman	—	—	—	—

Note:

1.	The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting.
2.	Reflects consolidation of shares on 50:1 basis

3.1.7	Termination and Change of Control Benefits

a)	Stephen Zaruby - CEO

Pursuant to the employment agreement dated November 6, 2013 between the Company and Stephen Zaruby, termination and change of control benefits are as follows:

(i) In the event that Mr. Zaruby’s employment is terminated by the Company without cause during the first year of his employment, Mr. Zaruby is entitled to receive a payment in lieu of notice equivalent to six (6) months’ base salary plus such other sums, if granted, pursuant to the performance bonus and financing success bonus sections of the employment agreement. In the event that Mr. Zaruby’s employment is terminated by the Company without cause after the first year of his employment, he will be entitled to receive a payment in lieu of notice equivalent to twelve (12) months’ of his then current base salary, plus one additional month’s base salary for each full year of employment, up to a maximum of eighteen (18) months in the aggregate, plus such other sums, if granted, pursuant to the performance bonus and financing success bonus sections of the employment agreement. All of Mr. Zaruby’s unexercised vested options would be exercisable over a period of ninety (90) days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(ii) In the event that Mr. Zaruby’s employment is terminated by the Company without cause or by the executive for “good reason” within twelve (12) months following a change in control of the Company, Mr. Zaruby is entitled to receive a lump sum payment in lieu of notice equal to two (2) years’ of his then current base salary, plus such other sums, if granted, pursuant to the performance bonus and financing success bonus sections of the employment agreement. All of Mr. Zaruby’s unexercised stock options would fully vest and would be exercisable over a period of ninety (90) days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(iii) Assuming termination on December 31, 2013, a lump sum payment of USD$245,000 plus any benefits or other sums due to him through the termination date, would have been made to Stephen Zaruby. Assuming Mr. Zaruby’s employment was terminated as a result of a change in control on December 31, 2013, Mr. Zaruby would have been entitled to a lump sum payment of USD$980,000 plus any benefits or other sums due to him.

(iv) In the event that employment is terminated as a result of the death or permanent disability of Mr. Zaruby, Mr. Zaruby or his estate or legal representative would not be entitled to receive any additional compensation other than the salary, bonus, benefits, or other sums due up to and including the termination date. All vested stock options would be exercisable over a period of one year from the date of termination.

b)	Dennis Bourgeault - CFO

In the event that employment of this Named Executive Officer is terminated (i) by the Company without just and sufficient cause; (ii) by the executive for “good reason”; or (iii) by the Company or by the executive for “good reason” following a change in control of the Company, Dennis Bourgeault is entitled to receive a cash payment in an amount equal to one month of his base salary then in effect per year of service to a maximum of 18 months, any bonus earned by the executive as of the termination date and the cash value of benefits and perquisites provided to the executive with respect to the immediately preceding fiscal year. In the case of (i) or (ii) above, all of his unexercised stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms. In the case of (iii) above, all of his unexercised stock options, with the exception of options based on the achievement of certain performance criteria, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Assuming termination on December 31, 2013, a lump sum payment of $261,111 plus any benefits or other sums due to him through the termination date, would have been made to Dennis Bourgeault. An additional amount of $8,400 could have been realized on the exercise of in-the-money stock options as at December 31, 2013.

In the event that employment is terminated as a result of the death or permanent disability of the Named Executive Officers, the executive or his/her estate or legal representative would not be entitled to receive any additional compensation other than the salary, bonus, benefits, or other sums due up to and including the termination date. All stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and be exercisable over a period of one year from the date of termination.

3.2	COMPENSATION OF DIRECTORS

During the 2013 financial year, directors were remunerated for services in that capacity with cash compensation.

As at December 31, 2013, the Board consisted of five (5) non-executive directors (Messrs. Wijngaard, Wyatt, Park, Kim and Rovinski) and Richard Glickman, Executive Chairman, Stephen Zaruby, President and Chief Executive Officer, and Michael Martin, the Chief Operating Officer. Prakash Gowd served as a Board member for the period January 1, 2013 to September 20, 2013. The Company awarded a total of $199,500 to the non-executive directors in retainer and meeting fees in 2013. The members of the Board were also eligible for reimbursement of their expenses incurred in connection with attendance at Board meetings. Dr. Foster did not receive separate compensation for acting as a company director until his resignation on December 7, 2013. Stephen Zaruby and Richard Glickman did not receive separate compensation for acting as Company directors.

Summary Compensation Table:

The following table provides details of the compensation awarded to, earned by, paid to or payable to the directors who were not Named Executive Officers of the Company during the 2013 financial year.

Name	Attendance Fees ($)	Retainer Fees ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Daniel Park	6,500	17,500	—	—	—	—	—	24,000
Chris Kim	4,500	7,500	—	—	—	—	—	12,000
Benjamin Rovinski	6,000	7,500						13,500
Prakash Gowd	5,000	37,500	—	—	—	—	—	42,500
Peter Wijngaard(1)	11,250	46,250	—	—	—	—	—	57,500
Donald Wyatt(2)	8,750	41,250	—	—	—	—	—	50,000
Michael Martin	—	—	—	—	—	—	—	—

Notes:

1.	Of the total amount reflected above, the sum of $34,750 was outstanding to Peter Wijngaard at December 31, 2013. This amount was subsequently paid to him in 2014.
2.	Of the total amount reflected above, the sum of $34,250 was outstanding to Donald Wyatt at December 31, 2013. This amount was subsequently paid to him in 2014.

Outstanding Share-Based Awards and Option-Based Awards

The following table indicates for directors who were not Named Executive Officers all awards outstanding at the end of the 2013 financial year and reflects the consolidation of common shares on a 50:1 basis.

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter Wijngaard	6,500	7.00	August 3, 2016	—
	1,500	2.50	August 17, 2022	2,130	—	—
	6,000	3.50	December 11, 2022	2,520
Donald Wyatt	2,000	6.50	February 13, 2017	—
	1,500	2.50	August 17, 2022	2,130	—	—
	6,000	3.50	December 11, 2022	2,520
Daniel Park	—	—	—	—	—	—
Chris Kim	—	—	—	—	—	—
Benjamin Rovinski	—	—	—	—	—	—
Michael Martin	—	—	—	—	—	—
Prakash Gowd	—	—	—	—	—	—

Note:

1.	Closing share price on December 31, 2013 was $3.92.

Value Vested or Earned on Incentive Plan Awards During the Most Recently Completed Fiscal Year:

The following table indicates for each of the directors who were not Named Executive Officers the value on vesting of all awards during the 2013 financial year.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Prakash Gowd	—	—	—
Peter Wijngaard	—	—	—
Donald Wyatt	—	—	—
Daniel Park	—	—	—
Chris Kim	—	—	—
Benjamin Rovinski	—	—	—
Michael Martin	—	—	—

3.3	EQUITY COMPENSATION PLANS

3.3.1	Stock Option Plan

The shareholders approved the Stock Option Plan at the June 28, 2012 annual meeting. The following is a summary of the material terms of the Stock Option Plan:

•	Administration. The Stock Option Plan is administered by the Board (or a committee thereof) which has the power to (i) grant options, (ii) reserve common shares for issuance upon the exercise of options, (iii) determine the terms, limitations, restrictions and conditions respecting option grants, (iv) interpret the Stock Option Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Stock Option Plan, and (v) make all other determinations and take all other actions in connection with the implementation and administration of the Stock Option Plan.

•	Number of Securities Issuable. The Stock Option Plan is a rolling stock option plan that reserves, for issuance pursuant to stock options, a maximum number of common shares equal to 10% of the outstanding common shares of the Company at the time the common shares are reserved for issuance.

•	Eligible Persons. “Service Providers” are eligible to receive grants of options under the Stock Option Plan. “Service Providers” is defined as bona fide directors, officers, employees, management company employees and consultants and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

•	Shareholder Approval. Pursuant to the policies of the TSX Venture Exchange, the Stock Option Plan must be approved by the shareholders every year after its implementation.

•	Grants to One Person. The number of common shares reserved for issue to any one person under the Stock Option Plan may not exceed 5% of the outstanding common shares of the Company at the time of grant.

•	Insiders. Without the prior approval of the shareholders of the Company, the number of common shares being issuable to insiders under the Stock Option Plan at any time, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding common shares of the Company, and the number of common shares issued to insiders under the Stock Option Plan, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding common shares in any 12 month period.

•	Exercise Price. The exercise price of options under the Stock Option Plan will be set by the Board at the time of grant and cannot be less than the Market Price (defined in the Stock Option Plan as the closing trading price for the common shares on the TSX Venture Exchange on the day immediately prior to the date of grant).

•	Vesting. Vesting of options is at the discretion of the Board. Options become exercisable only after they vest in accordance with the respective commitment and exercise form.

•	Term of Options. Options granted under the Stock Option Plan will have a maximum term of 10 years from their date of grant.

•	No Assignment. All options will be exercisable only by the optionee to whom they are granted and are non-assignable and non-transferable.

•	Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

•	in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

•	in the event of an optionee’s disability, any vested option held by the optionee will be exercisable until the earlier of 12 months after the date the Board makes a determination of disability and the date of expiration of the term otherwise applicable to such option;

•	generally speaking, vested options will expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options shall immediately terminate.

•	Change in Control. Upon a change in control or takeover bid, vesting can be accelerated in accordance with the provisions set out in the Stock Option Plan.

•	Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black-out, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

•	Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Stock Option Plan:

•	an increase to the aggregate percentage of securities issuable under the Stock Option Plan;

•	a reduction in the exercise price of an outstanding option;

•	an extension of the term of any option beyond the expiry date;

•	any amendment to permit assignments or exercises other than by the optionee other than as set out in the Stock Option Plan;

•	amendment to the individuals eligible to receive options under the Stock Option Plan;

•	an amendment to the Stock Option Plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the common shares; and

•	an amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).

•	Amendments Without Shareholder Approval. Subject to the policies of the TSX Venture Exchange, the Stock Option Plan may be amended without shareholder approval for the following:

•	amendments of a “housekeeping” nature;

•	amendments necessary to comply with the provisions of applicable law;

•	amendments respecting the administration of the Stock Option Plan;

•	any amendment to the vesting provisions of the Stock Option Plan or any option;

•	any amendment to the early termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

•	any amendments necessary to suspend or terminate the Stock Option Plan; and

•	any other amendment not requiring shareholder approval under applicable law (including the TSX Venture Exchange Policies).

3.3.2	Pension Plan Benefits

The Company does not provide retirement benefits for directors or officers.

3.4	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table indicates the number of common shares to be issued upon the exercise of outstanding options, the weighted average exercise price of such outstanding options and the number of common shares remaining for future issuance under the Stock Option Plan as at December 31, 2013.

Plan Category	Number of common shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of common shares remaining available for future issuance under the equity compensation plans (excluding securities reflected in the first column)(1)
Stock Options	276,000	5.04	961,512
Equity compensation plans not approved by security holders	—	—	—

Total:	276,000	5.04	961,512

Note:

1.	Under the Stock Option Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the Stock Option Plan will result in an additional option being available for grant under the Stock Option Plan.

3.5	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No officers, directors, employees or former officers, directors and employees of the Company were indebted to the Company as at December 31, 2013.

PART 4

REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS

“Corporate governance” is the process and structure used to direct and manage the business and affairs of the Company to achieve the shareholders’ objectives. The CSA has adopted National Policy 58-201 – “Corporate Governance Guidelines” (the “Guidelines”) to provide guidance to Canadian reporting issuers regarding corporate governance. The Guidelines relate to a number of significant governance issues, including the proper role of the board of directors, its structure and composition and its relationship with shareholders and management. The CSA has also adopted National Instrument 58-101 – “Disclosure of Corporate Governance Practices” requiring that disclosure be made by a listed corporation of its corporate governance practices. A complete description of the Company’s corporate governance practices, with specific references to each of the Guidelines, is attached hereto as Appendix “A”. The Board has reviewed the disclosure set out in Appendix “A”.

The Board continues to periodically review corporate governance proposals made by the CSA. As new standards become effective, the Board will review and amend, where necessary and appropriate, its’ corporate governance practices and eligibility of the members of the Board on each committee and shall, if necessary, make appropriate changes.

4.1	COMMITTEES OF THE BOARD

The Board has two (2) standing committees: the Audit Committee and the Compensation Committee. The following are descriptions of the two standing committees of the Board:

Audit Committee

Members: Dr. Peter Wijngaard (Chair), Donald W. Wyatt, Kurt von Emster and Daniel Park

The Audit Committee is presently composed of four (4) independent directors, all of whom are “financially literate” as that term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Please refer to the description of the Audit Committee set out in the Company’s annual information form for the year ended December 31, 2013 (the “AIF”), including the information required to be disclosed under NI 52-110, available on the SEDAR website at www.sedar.com.

Compensation Committee

Members: Daniel Park (Chair), Dr. Peter Wijngaard, Kurt von Emster and Benjamin Rovinski

The Compensation Committee is presently composed of four (4) independent directors.

The Compensation Committee is responsible for ensuring that effective human resources and compensation policies and procedures are in place for the Company, including oversight of director, officer and employee remuneration and compensation, employment contracts, together with oversight of the evaluation of management of the Company;

In addition, the Committee will review and/or approve any other matter specifically delegated to the Compensation Committee by the Board and undertake on behalf of the Board such other governance initiatives as may be necessary or desirable to enable the Board to provide effective governance for the Company and contribute to the success of the Company.

Communications, Insider Trading, Confidential Information and Disclosure Policies

The Board is committed to an effective communications policy with all stakeholders including shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Company is committed to complying with all laws, regulations and policies which are applicable to it, as well as to best practices in the field. This commitment is evidenced, notably, by the adoption by the Company of a corporate disclosure policy, fraud policy and insider trading policy.

The Audit Committee and the Board reviews in advance all press releases which disclose financial results. Other continuous disclosure documents, including, without limitation, proxy materials and the AIF are reviewed by the executive team and, where appropriate, the Board. Where required, these documents are also approved by the Board.

4.2	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This section includes a description of the material interest, direct or indirect, of directors or executive officers of the Company, persons or companies that beneficially own, control, or direct more than 10% of the voting securities of the Company, or an associate or affiliate of any of such directors, executive officers, persons or companies, in the transactions conducted by the Company within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

The Company and ILJIN entered into a development, distribution and license agreement dated effective January 28, 2011 (the “DDLA”), for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. Mr. Chin-Kyu Huh was elected a director of the Company on December 15, 2010 at a special meeting of the shareholders of the Company. Mr Huh was appointed Chairman of the Board on March 18, 2011 and resigned as director and

Board member on July 28, 2011. As a result of completing this transaction, ILJIN owned at the time 24,000,000 (pre-consolidation) shares of the Company, of which Mr. Huh was the beneficial owner as he owns 100% of ILJIN. The Company exercised its right to terminate the DDLA on January 30, 2012. For further information please refer to the AIF.

4.3	SHAREHOLDER PROPOSALS

Shareholders who comply with the applicable provisions of the ABCA are, subject to certain conditions in the ABCA, entitled to have the Company include in its management proxy circular any matter that the person proposes to raise at an annual meeting. Any shareholder who intends to make such a proposal to be considered by the Company for the Meeting must arrange for the Company to receive the proposal no later than March 26, 2015.

4.4	ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on the Company’s website www.auriniapharma.com or on SEDAR at www.sedar.com.

4.5	APPROVAL BY DIRECTORS

The contents of this proxy circular and the sending thereof have been approved by resolution of the Board.

DATED this 2nd day of April 2014.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURINIA PHARMACEUTICALS INC.

(signed) “Stephen W. Zaruby”	(signed) “Richard Glickman”
Stephen W. Zaruby, Director and President	Richard Glickman, Chairman of the Board

APPENDIX “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is committed to the highest standards of corporate governance. The Board and each of its committees have continued to refine the Company’s governance policies and procedures in light of recent regulatory initiatives that have been adopted to improve corporate governance.

Effective June 30, 2005 National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to NI 52-110, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board will continue to review the Company’s corporate governance practices on an ongoing basis in response to the evolving regulatory standards.

Corporate Governance Disclosure Requirements			The Company’s Governance Procedures
1.

Board of Directors – Disclose how the board of directors (the board) facilitates its exercise of independent supervision over management, including:

(i)  the identity of directors that are independent, and

The Board has reviewed the independence of each director as defined in NI 58-101. A director who is independent has no direct or indirect material relationship with the Company, including a relationship which in the view of the Board could reasonably interfere with the director’s exercise of independent judgment. After having reviewed the role and relationships of each director, the Board has determined that the following directors nominated by management for election to the Board are independent, namely:

Dr. Peter Wijngaard

Mr. Donald W. Wyatt

Dr. Chris Kim

Mr. Daniel Park

Mr. Kurt von Emster

Dr. Richard Glickman

Dr. Benjamin Rovinski

Donald Wyatt serves on the Board as the nominee of 3SBio pursuant to a written agreement between 3SBio and the Company dated August 6, 2010. Notwithstanding Mr. Wyatt’s representation of 3SBio on the Board, the remaining directors have reviewed the circumstances and have satisfied themselves that such relationship is not a “material relationship” within the meaning of Section 1.4 of NI 52-110 in that it is not a relationship that in the view of the Board could reasonably be expected to interfere with the exercise of his independent judgment.

	(ii)	the identity of directors who are not independent, and the basis for that determination.	The Board has determined, after reviewing the role and relationships of each director, that the following directors nominated by management for election are not independent, namely:
			Stephen W. Zaruby	Stephen Zaruby is considered to have a material relationship with the Company by virtue of being the Chief Executive Officer of the Company.
			Michael Martin	Michael Martin is considered to have a material relationship with the Company by virtue of being the Chief Operating Officer of the Company.

2.

Directorships - If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of the Company acted as directors for other reporting issuers:
		Richard Glickman:	Cardiome Pharma Corp.
(NASDAQ: CRME; TSX: COM)
		Kurt von Emster:	Cytos Biotechnology AG
(S.I.X. Switzerland)
		Kurt von Emster:	CymaBay Therapeutics, Inc. (NASDAQ)
3.

Orientation and continuing Education - Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

The Company has not implemented a “formal” orientation process for its new directors however new directors are given the opportunity to individually meet with senior Management to improve their understanding of the Company’s business. New directors are also provided with reference materials describing the Company’s organizational structure, the structure of the Board and its committees, corporate policies, articles and Bylaws, as well as other Board materials.

In addition, regardless of whether a meeting of the Board is scheduled, all directors regularly receive information on the Company’s operations, including a report on corporate development activities, operations reports, a financial overview and other pertinent information. All Company executives are available for discussions with directors concerning any questions or comments which may arise between meetings.

4.	Ethical Business Conduct - Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.

The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The Code addresses many areas of business conduct and provides a procedure for employees to raise concerns or questions regarding questionable audit or accounting matters.

The Company has adopted a Corporate Disclosure Policy, which is reviewed annually, as well as Fraud and Whistleblower policies. Quarterly and annual financial packages are reviewed by the Audit Committee prior to being recommended for Board approval and CEO/CFO certification of annual/interim filings.

5.

Nomination of Directors - Describe what steps, if any, are taken to identify new candidates for board nomination, including:

(i)     who identifies new candidates, and

(ii)    the process of identifying new candidates.

The Board reviews, on an annual basis, both the size and composition of the Board. In considering nominees for election to the Board, the Board takes into account geographic diversity, and considers the primary markets in which the Company operates, as well as the expertise and experience necessary to support the Company’s strategy and operations. The Board considers such matters as a candidate’s integrity, independence, and residency. The Board then assesses each potential nominee against the criteria developed by the Board.

6.	Compensation - Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including: (i) who determines compensation, and (ii) the process of determining compensation

The Compensation Committee is comprised of four independent directors.

The remuneration paid to the Company’s directors and officers is reviewed each year by the Compensation Committee. The level of remuneration is designed to provide a competitive level of remuneration. The mandate of this Committee in respect of compensation matters specifically sets out the following duties and responsibilities:

In respect of Director Compensation and Protection:

(a)

Review periodically director compensation and recommend compensation terms that adequately reflect the responsibilities being assumed by the directors, the Chairman of the Board, and committee chairs and members;

		(b)	Review periodically the Company’s directors’ and officers’ insurance policy and make recommendations for its renewal or amendment or the replacement of the insurer;
		(c)	Administer, review, and recommend on all policies of or agreements by the Company with respect to the indemnification by the Company of its directors and officers, if any.
In respect of the Company’s Officers and Employees and Compensation Plans:
1.

Review and recommend to the Board the employment, appointment, and compensation arrangements of the CEO of the Company, and in conjunction with the CEO, the employment and appointment of the top executives of the Company and their compensation arrangements, and make changes in these arrangements upon annual reviews of their performance;

		2.	Review with the CEO the position descriptions for the executive employees, ensuring they remain current and accurate;
		3.	Oversee the evaluation of the Company’s CEO;
		4.	Review the CEO’s evaluation of the performance of the employees of the Company, and the CEO’s recommendations with respect to the amount of compensation to be provided to such employees;
5.

Review the equity compensation plans of the Company for the benefit of employees of the Company and its subsidiaries; review and approve corporate goals and objectives relevant to the CEO and Senior Management’s compensation, evaluate the CEO and Senior Management’s performance in light of those goals and objectives, and make recommendations with respect to the CEO and Senior Executives’ compensation levels based on this evaluation; and make recommendations with respect to the CEO and Senior Executives’ compensation, incentive-compensation plans and equity-based plans; and

		6.	Administer, review and recommend the stock option plans and awards of the Company.
7.	Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.
8.	Assessments - Disclose what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.	There is currently no formal assessment process in place due to the new composition of the Board. The assessment process will be reviewed in the future.

Aurinia Pharmaceuticals Inc.

1203 – 4464 Markham Street

Victoria, BC V8Z 7X8

www.auriniapharma.com